UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   March 6, 2006

Associated Estates Realty Corporation
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement

On February 28, 2006, The Executive Compensation Committee (the "Committee") of the Board of Directors of Associated Estates Realty Corporation (the "Company") acted on the following matters:

a)   2005 Annual Incentive Plan Amendment:

The Committee recommended adjustments to the established net operating income ("NOI") targets for the Company's annual incentive compensation plan established for the fiscal year 2005, which was previously disclosed on March 1, 2005. The plan provided for bonus payments based on the Company's achievement of specified NOI amounts. The adjustment to the NOI targets neutralized the impact of Ohio real estate tax legislation enacted and unplanned dispositions and acquisitions during 2005 that impacted the Company's NOI. In 2005, the Company's overall strategy was revised as a result of extraordinary market conditions. The aforementioned sale of properties was in accordance with the Company's revised strategy. In reviewing these factors, the Committee determined that the adjustment was appropriate. The adjustment resulted in bonus payouts that are in accordance with the original structure of the 2005 plan. The bonus payouts to Jeffrey I. Friedman, Chairman of the Board and Chief Executive Officer; John Shannon, Senior Vice President of Operations; Martin Fishman, Vice President and General Counsel and Lou Fatica, Vice President, Treasurer and Chief Financial Officer equal 56% of the target bonus established by the Committee in February 2005 and will be paid on March 10, 2006.

b)   2006 Annual Incentive Plan:

The Committee established the terms of the Company's annual incentive plan for fiscal year 2006. The plan is intended to provide incentives to officers of the Company, including the Company's executive officers, for achieving certain performance goals based on same property NOI benchmarks as defined by the Committee. The following executive officers have target bonus amounts equal to a percentage of base salary as follows: Jeffrey I. Friedman, Chairman of the Board and Chief Executive Officer - 80%, John Shannon, Senior Vice President of Operations - 60%, Martin Fishman, Vice President and General Counsel - 40%, and Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 40%. The potential bonus payout ranges from 50% to 150% of the target amount; however, no bonus awards will be paid unless the Company achieves a specified same property NOI threshold. Bonuses, if earned, are paid in the form of 75% cash and 25% restricted shares of the Company.

Bonuses awards are approved by the Executive Compensation Committee following approval by the Company's Audit Committee of the annual NOI amount.

c)   2006 Long Term Incentive Plan:

The Committee established the terms of the Company's 2006 Long Term Incentive Plan ("LTIP") and issued grants accordingly. The plan is intended to reward executive officers, in part, for the achievement of certain milestones linked to the Company's strategic plan over a three-year period beginning January 1, 2006 and ending December 31, 2008. Each of the following executive officers is eligible for an LTIP award established as a percentage of base salary as follows: Jeffrey I. Friedman, Chairman of the Board and Chief Executive Officer - 85%, John Shannon, Senior Vice President of Operations - 50%, Martin Fishman, Vice President and General Counsel - 30%, and Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 30%. The LTIP awards are delivered through a combination of non-qualified stock options and restricted shares. The non-qualified stock options vest in one-third annual installments at the conclusion of each measurement period. The vesting of the restricted shares are performance contingent and the vesting of no more than one sixth of the original restricted share grant may be accelerated at the end of each annual measurement period based upon the achievement of interim strategic objectives as set forth by the Committee at the beginning of the plan year. Any of these restricted shares that have not vested previously, will vest at the end of the three-year period if the overall three-year objective is met, or will be forfeited if the overall objective is not achieved.

The goals under the LTIP are linked to the achievement of annual increases in Funds From Operations (FFO) per share, as defined, and the maintenance of an Interest Coverage Ratio and Fixed Charge Coverage Ratio at the end of each year equal to or in excess of the comparable ratio for the prior year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

March 6, 2006
(Date)

/s/ Lou Fatica
Lou Fatica, Vice President,
Chief Financial Officer and Treasurer